EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	9/30/2013	9/30/2013
EARNINGS
Income Before Income Taxes	$190,133	$297,347	$189,517	$201,434	$157,801	$214,954	$211,193
Fixed Charges (as below)	164,660	173,293	174,965	168,003	168,656	168,702	126,077
Total Earnings	$354,793	$470,640	$364,482	$369,437	$326,457	$383,656	337,270

FIXED CHARGES
Interest Expense	$89,851	$101,145	$104,465	$97,665	$102,739	98,585	72,579
Credit for Allowance for Borrowed Funds Used During Construction	4,609	8,348	8,500	7,838	4,717	8,917	7,598
Estimated Interest Element in Lease Rentals	70,200	63,800	62,000	62,500	61,200	61,200	45,900
Total Fixed Charges	$164,660	$173,293	$174,965	$168,003	$168,656	168,702	126,077

Ratio of Earnings to Fixed Charges	2.15	2.71	2.08	2.19	1.93	2.27	2.67